UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. August 26, 2014.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the six months ended June 30, 2014 of US$152.1 million (US$0.58 per ADR), a decrease from US$259.2 million (US$0.98 per ADR) for the six months ended June 30, 2013. Gross Margin2 reached US$300.2 million (28.4% of revenues) for the six months ended June 30, 2014, lower than US$426.7 million (35.9% of revenues) recorded for the six months ended June 30, 2013. Revenues totaled US$1,056.4 million for the six months ended June 30, 2014, representing a decrease of 11.2% compared to US$1,189.9 million reported for the six months ended June 30, 2013.

The Company also announced earnings for the second quarter of 2014, reporting net income of US$71.1 million (US$0.27 per ADR) compared to US$107.4 million (US$0.41 per ADR) for the second quarter of 2013. Gross Margin for the second quarter of 2014 reached US$145.3 million, lower than the US$187.8 million recorded for the second quarter of 2013. Revenues totaled US$522.3 million, a decrease of approximately 7.8% compared to the second quarter of 2013, when revenues amounted to US$566.5 million.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “The first half of 2014 has presented us with significant challenges within both the fertilizer and chemical markets. In the potash market, prices were over 20% lower than prices seen during the first half of last year; however, prices stabilized during the second quarter of 2014. We are seeing signs that prices may begin to recover in the coming months, and we expect SQM’s sales volumes to be higher than the ones seen in 2013. In any case our cost position allows us to remain very competitive in this market. In our specialty plant nutrition business line, we see demand growth and remain optimistic about our strong position in the potassium nitrate market.”

“While demand growth in the iodine market looks slightly stronger than demand growth seen in 2013, prices are decreasing. Prices for the first half of 2014 were almost 20% lower than average prices seen during the second half of 2013. As stated on the first quarter conference call, we are striving to get back to approximately 30% market share levels in the iodine market in the medium term. The lithium market demand growth is expected to reach 10% in 2014 – we also look forward to higher volumes this year compared to last year.”

“We continue to work diligently on our cost reduction efforts, and look to finish the year with over US$60 million in cost savings. Finally, and most importantly, we continue to analyze our strategy in each of the markets in which we sell to maximize our long-term value.”

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Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the six months ended June 30, 2014 totaled US$379.5 million, an increase of about 0.2% compared to the US$378.6 million reported for the six months ended June 30, 2013.

Second quarter 2014 revenues reached US$187.1 million, 2.9% higher than US$181.8 million reported in the second quarter of 2013.

Specialty Plant Nutrition Sales Volumes and Revenues (six months ended June 30):

		2014	2013	2014/2013
Sodium Nitrate	Th. MT	12.3	18.4	-6.0	-33%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	303.8	312.0	-8.2	-3%
Specialty Blends	Th. MT	82.8	74.8	8.0	11%
Other specialty plant nutrients (*)	Th. MT	51.9	52.2	-0.3	-1%
Specialty Plant Nutrition Revenues	MUS$	379.5	378.6	0.9	0%
*Includes trading of other specialty fertilizers.

Sales volumes for the first six months of 2014 decreased 1.4% compared to sales volumes reported during the first six months of 2013. Sales volumes in this business line increased 0.4% during the second quarter of 2014 when compared with sales volumes in the second quarter of 2013.

SPN gross profit accounted for approximately 28% of SQM’s consolidated gross margin for the six months ended June 30, 2014.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the six months ended June 30, 2014 totaled US$183.3 million, a decrease of 28.0% compared to US$254.6 million reported for the six months ended June 30, 2013.

Iodine and derivatives revenues for the second quarter of 2014 amounted to US$92.1 million, a decrease of 13.7% compared to US$106.7 million recorded during the second quarter of 2013.

Iodine and Derivative Sales Volumes and Revenues (six months ended June 30):

		2014	2013	2014/2013
Iodine and Derivatives	Th. MT	4.54	4.95	-0.42	-8%
Iodine and Derivatives Revenues	MUS$	183.3	254.6	-71.3	-28%

Lower revenues in this business line for the six months ended June 30, 2014 compared to the same period in 2013 were a result of lower sales volumes and lower average prices. Sales volumes decreased just over 8%, and prices decreased approximately 20%, averaging US$40/kg for the six months ended June 30, 2014. However, we have been able to lower iodine costs: we expect average costs for iodine during 2014 to be 5-10% lower than average costs seen during 2013, and we expect to continue lowering costs during 2015.

In the past 12 months, we have seen new supply enter the market from Chilean competitors. We will work to recapture our market share in the coming quarters, and despite stable demand growth, market prices could reflect these efforts. On the demand side, as in recent years, growth continues to be led by X-ray contrast media, LCD, and pharmaceuticals.

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Gross profit for the Iodine and Derivatives segment accounted for approximately 27% of SQM’s consolidated gross margin for the six months ended June 30, 2014.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$104.1 million during the six months ended June 30, 2014, an increase of 12.8% compared to US$92.4 million recorded for the six months ended June 30, 2013.

Revenues for lithium and derivatives increased approximately 3.0% during the second quarter of 2014 compared to the second quarter of 2013. Total revenues amounted to US$52.0 million during the second quarter of 2014, compared to US$50.5 million in the second quarter of 2013.

Lithium and Derivatives Sales Volumes and Revenues (six months ended June 30):

		2014	2013	2014/2013
Lithium and Derivatives	Th. MT	19.6	16.7	2.9	17%
Lithium and Derivatives Revenues	MUS$	104.1	92.4	11.7	13%

Demand in the lithium market has been very strong during the first part of 2014, and it is expected to increase approximately 10% in 2014 compared to 2013. This demand is still predominately led by uses related to lithium batteries. Furthermore, while new supply projects have been announced in the market, we did not see much new supply come online in the beginning part of the year. For that reason we saw a strong second quarter. Revenues and volumes were up 13% and 17% respectively for the six months ended June 30, 2014.

As anticipated, prices in this business line fell about 8% during the second quarter of 2014 when compared to prices seen during the first quarter of the same year. We expect prices to remain relatively flat for the remainder of 2014.

In other news related to lithium, we have been invited to actively participate in the commission created by the Mining Minister to evaluate the future of lithium mining in Chile. We believe our experience in the lithium business will be very valuable to the discussion.

Gross profit for the Lithium and Derivatives segment accounted for approximately 15% of SQM’s consolidated gross margin for the six months ended June 30, 2014.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2014 totaled US$299.6 million, a 5.5% decrease compared to the six months ended June 30, 2013, when revenues amounted to US$317.0 million.

Potassium chloride and potassium sulfate revenues decreased 10.0% in the second quarter of 2014, reaching US$147.7 million, compared to US$164.1 million for the second quarter of 2013.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues (six months ended June 30):

		2014	2013	2014/2013
Potassium Chloride and Potassium Sulfate	Th. MT	837.7	681.3	156.4	23%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	299.6	317.0	-17.4	-5%

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The potassium chloride market continues to see strong demand growth compared to last year, and it is expected that demand will reach 55-57 million metric tons during 2014. Prices in the potassium chloride market spiked down during the second half of 2013. SQM was not immune to lower prices impacting the potassium chloride market, and saw prices decrease over 20% during the six months ended June 30, 2014 when compared to June 30, 2013. In recent months, we have seen prices slightly increase in Brazil, our most important market, and are hopeful that pricing trend could continue in coming quarters.

Sales volumes were 23% higher when comparing the same six month period. It is expected that volumes for this year will surpass volumes seen in 2013. At the same time, this business line has benefited from company-wide cost reduction efforts.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 22% of SQM’s consolidated gross margin for the six months ended June 30, 2014.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2014 reached US$60.6 million, 44.8% lower than US$109.8 million recorded for the six months ended June 30, 2013.

Revenues for the second quarter of 2014 totaled US$26.6 million, a decrease of 31.7% compared to the revenue figures for second quarter of 2013 of US$38.9 million.

Industrial Chemicals Sales Volumes and Revenues (six months ended June 30):

		2014	2013	2014/2013
Industrial Nitrates	Th. MT	73.4	121.3	-47.9	-40%
Boric Acid	Th. MT	0.3	0.7	-0.4	-58%
Industrial Chemicals Revenues	MUS$	60.6	109.8	-49.2	-45%

It is expected that solar salt3 sales volumes during 2014 will be significantly less than sales volumes seen during 2013. This reduction in sales volumes can be seen in the revenues and volumes seen in the industrial chemical business line during the six months ended June 30, 2014. Sales volumes for this period fell over 39%, which had an impact on revenues.

Going forward, SQM has closed supply agreements of solar salts for approximately 240,000 metric tons to be supplied to four new projects in Africa and Latin America between 2015 and 2017. The majority of these volumes are expected to be recorded during the latter two years of that period.

The industrial chemicals market related to traditional uses continues to see growth rates of 2-3%. However, demand growth related to explosives in Latin America is growing at rates closer to 5%.

Gross profit for the Industrial Chemicals segment accounted for approximately 8% of SQM’s consolidated gross margin for the six months ended June 30, 2014.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$29.2 million in the six months ended June 30, 2014, down from US$37.4 million for the six months ended June 30, 2013.

Metallic Exploration

As part of its ongoing metals exploration program, which takes place within its caliche mining concessions, SQM continues to develop a program of exploration alliances with third parties, through option contracts. The contracts consider an SQM sharing mechanism through minority participation and/or royalties on sales. To date in 2014, three new option contracts have been signed, bringing the current total to 12. The company’s objectives are to achieve and maintain close to 1 million hectares under exploration alliances and establish a projected exploration investment of $20 to $30 million per year through existing and future exploration alliances. The direct investment by SQM in the exploration program, between 2011 and 2013 was approximately US$29 million, including exploration in greenfield areas and other areas of interest, while a total investment of US$5 million is expected for the current year.

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Financial Information

Capital Expenditures

After several years of significant investment, we have reached the capacity levels in which we set out to achieve. In the short term, SQM has plans to reduce its capital expenditure plan to less than amounts invested in recent years. Capex for 2014 is expected to reach approximately US$150 million, of which approximately 65% will be related to maintenance and 35% will be related to expansion and exploration. By the end of 2014 we will terminate our major potassium projects in the Salar de Atacama, reaching 2.3 million tons of KCL equivalent production per year.

Administrative Expenses

Administrative expenses totaled US$44.8 million (4.2% of revenues) for the six months ended June 30, 2014, compared to US$50.7 million (4.3% of revenues) recorded during the six months ended June 30, 2013.

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2014 were US$24.2 million, compared to US$20.0 million recorded for the six months ended June 30, 2013.

Income Tax Expense

During the first half of 2013, income tax expense reached US$57.7 million for the six months ended June 30, 2014, representing an effective tax rate of 27.3%, compared to an income tax expense of US$80.1 million during the six months ended June 30, 2013. The Chilean corporate tax rate was 20% during both periods.

Other

The EBITDA margin was approximately 35% for the six months ended June 30, 2014. EBITDA margins for six months ended June 30, 2013 were approximately 36%.

Notes:

1)	Net Income refers to the Comprehensive income attributable to Controlling Interests.
2)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.
3)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 115 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

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The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 115 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact: Rosalia Vera / rvera@imaginaccion.cl

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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Balance Sheet

(US$ Millions)	As of Jun. 30	As of Dec. 31
	2014	2013

Total Current Assets	2,460.3	2,455.0
Cash and cash equivalents	545.4	476.6
Other current financial assets	451.2	460.2
Accounts receivable (1)	508.8	459.0
Inventory	893.2	955.5
Others	61.7	103.7

Total Non-current Assets	2,227.7	2,312.6
Other non-current financial assets	0.1	0.1
Investments in related companies	78.3	77.0
Property, plant and equipment	1,969.3	2,054.4
Other Non-current Assets	180.0	181.1

Total Assets	4,688.0	4,767.6

Total Current Liabilities	582.5	722.6
Short-term debt	216.3	401.4
Others	366.2	321.2

Total Long-Term Liabilities	1,593.4	1,612.7
Long-term debt	1,391.6	1,417.4
Others	201.8	195.3

Shareholders' Equity before Minority Interest	2,456.4	2,376.6

Minority Interest	55.6	55.6

Total Shareholders' Equity	2,512.0	2,432.2

Total Liabilities & Shareholders' Equity	4,688.0	4,767.6

Liquidity (2)	4.2	3.4

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

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Income Statement
			For the first half
(US$ Millions)	For the 2nd quarter
	2014	2013	2014	2013

Revenues	522.3	566.4	1,056.3	1,189.9

Specialty Plant Nutrition*	187.1	181.8	379.5	378.6
Iodine and Iodine Derivatives	92.1	106.7	183.3	254.6
Lithium and Lithium Derivatives	52.0	50.5	104.1	92.4
Industrial Chemicals	26.6	38.9	60.6	109.8
Potassium Chloride & Potassium Sulfate	147.7	164.1	299.6	317.0
Other Income	16.8	24.4	29.2	37.4

Cost of Goods Sold	(320.1)	(325.9)	(640.0)	(658.9)
Depreciation and Amortization	(56.9)	(52.7)	(116.2)	(104.3)

Gross Margin	145.3	187.8	300.2	426.7

Administrative Expenses	(23.5)	(27.4)	(44.8)	(50.7)
Financial Expenses	(15.1)	(14.3)	(30.9)	(27.4)
Financial Income	3.7	3.0	6.7	7.4
Exchange Difference	(2.6)	(4.1)	(4.3)	(8.8)
Other	(6.9)	(2.0)	(15.3)	(5.4)

Income Before Taxes	100.9	143.0	211.6	341.8

Income Tax	(28.8)	(34.0)	(57.7)	(80.1)

Net Income before minority interest	72.1	109.0	153.8	261.6

Minority Interest	(1.0)	(1.6)	(1.8)	(2.4)

Net Income	71.1	107.4	152.1	259.2
Net Income per Share (US$)	0.27	0.41	0.58	0.98

*Includes other specialty fertilizers

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 26, 2014

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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